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New England Power
  A NEES company





                              July 7, 1997



Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:  New England Power Company
     Form S-3 Registration Statements

Dear Commissioners:

     On behalf of New England Power Company, I am requesting that the following Registration Statements be withdrawn. As grounds therefore, New England Power Company states that it does not intend to issue in the near future any of these registered securities.

          Registration No. 33-49193
          Effective - December 14, 1992

          Registration No. 33-48897
          Effective - August 24, 1992

          Registration No. 33-48257
          Effective - June 26, 1992



                              New England Power Company


                                  s/John G. Cochrane

                              By:___________________________
                                    John G. Cochrane
                                    Assistant Treasurer


25 Research Drive
Westborough, MA 01582-0010
Telephone: 508-389-2000